Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
(1)	An open market sale transaction was effected through a trade order executed by a broker-dealer.
(2)
Reflects securities held pursuant to that certain Trust Agreement, dated December 23, 2020, by and between Landgame S.à r.l., a Luxembourg société à responsabilité limitée (“Landgame”), and Evan Davis, as trustee for the Landgame Trust, a grantor trust formed under the laws of the Commonwealth of Pennsylvania (the “Landgame Trust”).  Each Reporting Person disclaims beneficial ownership of the securities held by the Landgame Trust, except to the extent of such Reporting Person’s pecuniary interest in such shares of Common Stock and this report shall not be deemed an admission that for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise, that any Reporting Person is the beneficial owner of these securities.

(3)
Landgame is the beneficiary of the Landgame Trust for which Mr. Davis is trustee.  Vitruvian I Luxembourg S.à r.l. (“Vitruvian Luxembourg”) is the sole shareholder of Landgame.  VIP I Nominees Limited, in its capacity as nominee for and on behalf of limited partnerships listed below, is sole shareholder of Vitruvian Luxembourg.  Through VIP I Nominees Limited, (a) VIP I A L.P. is the beneficial owner of 58.9% of Vitruvian Luxembourg, (b) VIP I B L.P. is the beneficial owner of 21.2% of Vitruvian Luxembourg, (c) VIP I C L.P. is the beneficial owner of 9.7% of Vitruvian Luxembourg, (d) VIP I A (Side Fund) L.P. is the beneficial owner of 5.7% of Vitruvian Luxembourg, (e) VIP I B (Side Fund) L.P. is the beneficial owner of 1.8% of Vitruvian Luxembourg, (f) VIP I C (Side Fund) L.P. is the beneficial owner of 1.1% of Vitruvian Luxembourg and (g) VIP I (Co-Investment) L.P. is the beneficial owner of 1.6% of Vitruvian Luxembourg.  Vitruvian Partners LLP is the sole shareholder of VIP I Nominees Limited and the general partner of each of the limited partnerships listed above.

(4)
Landgame, Vitruvian Luxembourg, Nominees, VIP A L.P., VIP B L.P. and Vitruvian Partners LLP are each a “Vitruvian Entity” and are collectively referred to herein as the “Vitruvian Entities.”  Each Vitruvian Entity disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer, except to the extent of its pecuniary interest in such shares of Common Stock and this report shall not be deemed an admission that for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise, any of the Vitruvian Entities is the beneficial owner of these securities.  Information with respect to each of the Vitruvian Entities is given solely by such Vitruvian Entity, and no Vitruvian Entity has responsibility for the accuracy or completeness of information supplied by another Vitruvian Entity.

(5)	Open market sale transactions were effected through a trade order executed by a broker-dealer at the same price.